

January 12, 2015

Via Facsimile
Mr. Gary Herman
Chief Executive Officer
Digital Creative Development Corp
720 Fifth Avenue, 10th Floor
New York, NY 10019

      Re: **Digital Creative Development Corp.**
             Form 10-K for the Fiscal Year Ended June 30, 2014
             Filed October 14, 2014
             Form 10-Q for the Fiscal Quarter Ended September 30, 2014
             Filed December 15, 2014
             File No. 000-22315

Dear Mr. Herman:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended June 30, 2014

General

1. We note you have not submitted Interactive Data pursuant to Item 601(b)(101) of Regulation S-K since you filed the amendment to your Form 10-K for the year ended June 30, 2011. Please tell us why you believe that you are no longer subject to this requirement or amend to provide. Refer to SEC Release 33-9002 at http://www.sec.gov/rules/final/2009/33-9002.pdf

2.   We note the discrepancy in your name as printed on the cover of your Exchange Act reports (Tumbleweed Holdings Inc) and as provided in EDGAR (Digital Creative Development Corp). It is important that you keep this information current in EDGAR. Instructions for updating filer information are contained in Volume 1 of the EDGAR Filer Manual under Maintenance of Company Data. Please provide the necessary updates. If you have questions about how to update this information, please contact Filer Support (202-551-8900).

Form 10-Q for the Quarterly Period Ended September 30, 2014

3.   Rule 10-01(d) of Regulation S-X requires that interim financial statements filed under cover of Form 10-Q be reviewed by an independent public accountant using applicable professional standards and procedures. It has come to our attention that your Form 10-Q for the quarterly period ended September 30, 2014 may not comply with this requirement. If our information is incorrect, please advise us in writing immediately.

   If the interim financial statements were not reviewed by an independent public accountant prior to the filing of the Form 10-Q, the 10-Q will not be considered to have been filed in a timely manner for purposes of Form S-3. In addition, until you have obtained a review of your interim financial statements filed under cover of Form 10-Q, registration statements under the Securities Act of 1933 and post-effective amendments to registration statements will not be declared effective. In addition, offerings should not be made pursuant to effective registration statements, including Form S-8, or pursuant to Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until the required review is completed.

   You should immediately amend the Form 10-Q to prominently disclose in the notes to the financial statements that the financial statements were not reviewed, if true. Also, you should label the columns of the financial statements as "Not Reviewed". Once the review of the financial statements have been completed by an independent PCAOB-registered accountant, file an amendment to the Form 10-Q to remove the disclosures regarding the lack of a SAS 100 review.

   Refer to Item 4 of your Form 10-Q. If the financial statements in your Form 10-Q were not reviewed when previously filed, you should reevaluate the disclosures in your Form 10-Q and other periodic reports regarding the adequacy of the company's disclosure controls and procedures and the certifications filed with your Form 10-Q regarding both disclosure controls and internal controls, in light of the lack of a review. Please revise the disclosures accordingly in the amended Form 10-Q.

   If we have not received information within 10 business days from you indicating your compliance with the requirement for independent review of the interim financial statements, we will consider what further action, if any, may be necessary under the circumstances.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa, Accounting Branch Chief at (202) 551- 3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining